Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports (a) dated March 6, 2013 (except Note 16, as to which the date is August 15, 2013), with respect to the consolidated financial statements of QualityTech, LP, (b) dated May 28, 2012, with respect to the statement of revenues and certain operating expenses of the Sacramento Property, and (c) dated July 9, 2013, with respect to the balance sheet of QTS Realty Trust, Inc., in the Registration Statement (Form S-11) and the related Prospectus of QTS Realty Trust, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Kansas City, MO

August 15, 2013